Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 13
DATED NOVEMBER 8, 2007
TO THE PROSPECTUS DATED OCTOBER 6, 2006

OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 13 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 6 dated April 24, 2007, Supplement No. 7 dated May 15, 2007, Supplement No. 9 dated July 13, 2007, Supplement No. 10 dated August 15, 2007 and Supplement No. 12 dated October 19, 2007.  Supplement No. 6 superseded and replaced the following prior supplements to the prospectus dated October 6, 2006:  Supplement No. 1 dated November 1, 2006; Supplement No. 2 dated November 15, 2006; Supplement No. 3 dated November 30, 2006; Supplement No. 4 dated December 22, 2006; and Supplement No. 5 dated February 23, 2007.  Supplement No. 9 superseded and replaced Supplement No. 8 dated July 12, 2007.  Unless otherwise defined in this Supplement No. 13, capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

Status of the Offering

                We commenced our third public offering of common stock on October 20, 2006.  Through October 30, 2007, we have accepted investors’ subscriptions to this offering and issued approximately 95.1 million shares of our common stock resulting in aggregate gross proceeds of approximately $946.1 million.

Description of Real Estate Investments

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Investments,” which begins on page 122 of the prospectus, and all similar discussions appearing throughout the prospectus.

200 South Wacker, One Financial Place and 10/120 Riverside

On November 1, 2007, we acquired entities owning a 40-story office building containing approximately 750,000 square feet (“200 South Wacker”) and a 39-story office building containing approximately 1.0 million square feet (“One Financial Place”) by fee simple interests and two 21-story office buildings containing approximately 1.4 million aggregate square feet (collectively, “10/120 South Riverside” and individually, “10 South Riverside” and “120 South Riverside”) by long-term ground leases, each located in Chicago, Illinois (collectively, the “Chicago Properties”).  We acquired the Chicago Properties through acquisition of all of the common stock of BCSP IV Illinois Properties Business Trust, OFP Illinois Business Trust and 10/120 South Riverside Illinois Business Trust by Behringer Harvard 10/120 South Riverside Plaza, LLC, Behringer Harvard 200 South Wacker Drive, LLC and Behringer Harvard One Financial Plaza Chicago, LLC, respectively, each wholly-owned subsidiaries of Behringer Harvard OP.  The total contract purchase price for the Chicago Properties, exclusive of closing costs and initial escrows, was approximately $832.5 million, a portion of which was paid assuming indebtedness secured by the Chicago Properties.  The purchase price for the transaction was determined through negotiations between the Chicago Properties’ seller, BCSP IV U.S. Investments, L.P., an unaffiliated third party, and our advisor and its affiliates.  We assumed, through Behringer Havard OP, total borrowings of approximately $509.1 million under three loan agreements in association with the acquisition of the Chicago Properties.

200 South Wacker is approximately 81% occupied.  The major tenant, The Boston Consulting Group, an international strategy and general management consulting firm, leases approximately 89,000 square feet of 200 South Wacker, for an annual rent of approximately $2.0 million under a lease that expires in January 2010 with no remaining renewal options available.

One Financial Place is approximately 91% occupied and includes the following major tenants: Goldman Sachs, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Chicago Stock Exchange.

Goldman Sachs, a global investment banking, securities and investment management firm, leases approximately 163,000 square feet of One Financial Place for an annual rent of approximately $3.8 million under a lease that expires in April 2011 with two five-year renewal options available.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, a brokerage firm and investment bank, leases approximately 141,000 square feet of One Financial Place for an annual rent of approximately $2.3 million under a lease that expires in January 2014 with two five-year renewal options available.

The Chicago Stock Exchange, a national securities exchange, leases approximately 112,000 square feet of One Financial Place for an annual rent of approximately $2.7 million under a lease that expires in June 2015 with two five-year renewal options available.

10/120 South Riverside is approximately 97% occupied.  The major tenant, CDW Corporation, a provider of technology solutions for business, government and education customers, leases approximately 216,000 square feet of 10/120 South Riverside for an annual rent of approximately $3.0 million under a lease expiring in May 2021, with two five-year renewal options available.

In connection with our acquisition of 200 South Wacker, we assumed approximately $95.5 million under a loan agreement with Lehman Brothers Bank FSB.  The interest rate under the loan is fixed at 5.525% per annum.  Monthly payments of interest only are required until the maturity date February 11, 2011, when the full principal balance is due.  Prepayment, in whole (but not in part), is permitted from and after the third monthly payment date prior to the maturity date, provided that at least fifteen days prior written notice is given.  200 South Wacker is held as collateral for this loan.

In connection with our acquisition of One Financial Place, we assumed approximately $188.6 million under a loan agreement with Wachovia Bank, National Association.  The interest rate under the loan is fixed at 6.1212% per annum.  Monthly payments of interest only are required until the maturity date August 11, 2011, when the full principal balance is due.  Prepayment, in whole (but not in part), is permitted from and after the third monthly payment date prior to the maturity date, provided that at least fifteen days prior written notice is given.  One Financial Place is held as collateral for this loan.

In connection with our acquisition of 10/120 South Riverside, we assumed approximately $225.0 million under a loan agreement with Merrill Lynch Mortgage Lending, Inc.  The interest rate under the loan is fixed at 6.05% per annum.  Monthly payments of interest only are required until the maturity date November 1, 2011, when the full principal balance is due.  Prepayment, in whole (but not in part), is permitted from and after the third monthly payment date prior to the maturity date, provided that at least fifteen days prior written notice is given.  10/120 South Riverside is held as collateral for this loan.

In addition, we have guaranteed payment of the borrowings under these loan agreements in the event that, among other things, (1) the initial borrowers file voluntary petitions under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law or (2) an involuntary case is commenced against the initial borrowers under the loan agreements under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of the initial borrowers or any of their affiliates.

Our advisor believes the Chicago Properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and adequately insured and have been professionally managed.  We do not intend to make significant repairs or improvements to the Chicago Properties over the next few years.  There are several buildings of similar age and quality within the West Loop submarket of Chicago that compete with 200 South Wacker and 10/120 South Riverside.  Given that One Financial Place is the southern anchor of Chicago’s largest financial exchange complex, there are few buildings in the South Loop submarket of Chicago that compete with One Financial Place.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $4.9 million for 200 South Wacker, $8.2 million for One Financial Place, $3.4 million for 10 South Riverside and $3.4 for 120 South Riverside.  The real estate taxes paid were calculated by multiplying the assessed values by a tax rate of 5.302% for each of 200 South Wacker, One Financial Place, 10 South Riverside and 120 South Riverside.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for 200 South Wacker  during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	75.69%	$18.53
2005	*	*
2004	*	*
2003	*	*
2002	*	*

* Information not available from Seller.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for One Financial Place during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	91.15%	$16.91
2005	*	*
2004	*	*
2003	*	*
2002	*	*

* Information not available from Seller.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for 10 South Riverside during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	83.38%	$16.42
2005	*	*
2004	*	*
2003	*	*
2002	*	*

* Information not available from Seller.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for 120 South Riverside during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2006	94.55%	$14.27
2005	*	*
2004	*	*
2003	*	*
2002	*	*

* Information not available from Seller.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for 200 South Wacker.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	1	5,794	$103,524	0.77%
2008	3	73,230	1,072,759	9.71%
2009	4	24,262	559,253	3.22%
2010	3	118,871	3,005,789	15.75%
2011	5	73,754	1,994,710	9.78%
2012	4	82,726	1,763,492	10.96%
2013	2	12,927	169,896	1.71%
2014	3	26,519	534,163	3.51%
2015	3	65,991	1,002,760	8.75%
2016	2	31,109	$586,705	4.12%

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for One Financial Place.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	1	459	$18,080	0.07%
2008	2	12,672	321,966	1.32%
2009	10	105,201	2,392,219	9.83%
2010	4	34,084	778,172	3.20%
2011	4	179,658	4,565,682	18.77%
2012	2	27,152	591,428	2.43%
2013	1	10,364	144,202	0.59%
2014	3	195,617	4,345,654	17.86%
2015	2	138,465	3,868,425	15.90%
2016	2	83,299	$5,734,685	23.57%

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for 10 South Riverside.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	13	69,380	$1,009,713	12.49%
2008	6	34,306	678,742	8.39%
2009	4	9,863	191,246	2.37%
2010	6	12,090	232,839	2.88%
2011	6	42,046	641,054	7.93%
2012	3	17,117	279,252	3.45%
2013	3	51,588	1,198,409	14.82%
2014	3	63,828	1,334,114	16.50%
2015	5	87,650	1,464,124	18.11%
2016	2	55,600	$1,055,678	13.06%

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for 120 South Riverside.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	4	36,846	$751,050	12.91%
2008	8	56,941	1,606,920	27.63%
2009	3	4,447	81,213	1.40%
2010	3	44,955	919,762	15.81%
2011	2	7,634	162,132	2.79%
2012	5	28,101	724,440	12.46%
2013	1	5,637	205,559	3.53%
2014	1	35,649	741,499	12.75%
2015	0	—	—	—
2016	2	49,850	623,448	10.72%

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the Chicago Properties.  Among other things, HPT Management has the authority to negotiate and enter into leases of 200 South Wacker, One Financial Place and 10/120 Riverside on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management services for 200 South Wacker to The John Buck Company and for One Financial Place and 10/120 South Riverside to Jones Lang LaSalle.